UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IA GLOBAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

44920E 10 4
(CUSIP Number)

HIDEKI ANAN
Nishi-Shinjuku Showa Building 11F
1-13-12 Nishi-Shinjuku, Shinjuku-ku
Tokyo, 106-0023, Japan
011-81-3-5909-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	44920E 10 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIDEKI ANAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000,000 SHARES
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 10,000,000 SHARES
	10.	SHARED DISPOSITIVE POWER 0 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D (“13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of IA Global, Inc., a Delaware corporation whose principal executive offices are located at 550 N. Reo Street, Suite 300, Tampa, Florida 33609 (the “Issuer”). The principal executive officer is Mark Scott, President and Chief Financial Officer.

This 13D is being filed solely to give notice of the issuance of 10,000,000 shares to Mr. Hideki Anan (“Mr. Anan” or “Reporting Person”) from the Issuer’s acquisition of Global Hotline, Inc. (“GHI”) on June 15, 2005.

ITEM 2.   IDENTITY AND BACKGROUND.

This 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by Mr. Anan. Mr. Anan is a citizen of Japan. Mr. Anan is a “Reporting Person” and is an institutional investor or an “accredited investor.”

Information with respect to this Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and this Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

The principal business address of Mr. Anan is Nishi-Shinjuku Showa Building 11F, 1-13-12 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 106-0023, Japan.

During the last five years, this Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, this Reporting Person, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Anan sold his 67% interest in GHI on April 20, 2005 when Issuer signed a Share Exchange Agreement (“Agreement”) to acquire GHI, a privately held Japanese company. The transaction closed on June 15, 2005. The transaction was structured as a share exchange in which the Issuer issued 15,000,000 shares of Common Stock in exchange for 100% of GHI’s equity. The Issuer’s Common Stock had a value of $.207 per share, which was the average close price during the twenty days prior to the signing of the Agreement, or an aggregate value of $3,097,500.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person has no present intention to sell any shares of Common Stock, although the Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by the Reporting Person.

The Reporting Person does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as disclosed in this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

Mr. Anan

(a) As of June 15, 2005, Mr. Anan beneficially owned 10,000,000 shares of Common Stock, representing approximately 9.2% of the outstanding Common Stock.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock and excludes 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes.

Without these shares issuable to IAJ LBO Fund, Mr. Anan collectively owned 10.3% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of June 18, 2005 of 97,425,181.

(b) As of June 15, 2005, Mr. Anan, had sole voting power and sole dispositive power with respect to 10,000,000 shares of Common Stock.

(c) Mr. Anan has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Reporting Person has not had any contract, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

a.           Exhibit 99.1 Share Exchange Agreement dated April 20, 2005 among IA Global, Inc., Mr. Anan, Mr. Isobe and Mr. Nagae.

b.          Exhibit 99.2 Confirmation of Close of Share Exchange Agreement dated June 15, 2005 among Mr. Anan, Mr. Isobe and Mr. Nagae.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 21, 2005

By:	/s/ Hideki Anan
Name:	Hideki Anan

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)